Exhibit (d)(2)(i)

Gateway Investment Advisers, LLC

312 Walnut Street

Cincinnati, OH 45202

July 1,2021

Gateway Trust Gateway Fund

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Attn: David Giunta, President

Re: Gateway Fund Advisory Agreement Addendum

Dear Mr. Giunta:

The Advisory Agreement dated February 16, 2008 between Gateway Trust (the “Trust”), with respect to its Gateway Fund (the “Series”), and Gateway Investment Advisers, LLC (the “Manager”) is hereby revised, effective July I, 2021, to delete Section 7 and to replace it with the following:

7.            As full compensation for all services rendered, facilities furnished and expenses borne by the Manager hereunder, the Fund shall pay the Manager compensation in an amount equal to (x) the annual rate of 0.60% of the first $5 billion, 0.55% of the next $5 billion and 0.53% of amounts in excess of $10 billion, respectively, (or such lesser amount as the Manager may from time to time agree to receive) minus (y) any fees payable by the Fund, with respect to the period in question, to any one or more Sub-Advisers pursuant to any Sub-Advisory Agreements in effect with respect to such period. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Fund may from time to time determine and specify in writing to the Manager. The Manager hereby acknowledges that the Fund’s obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Name:	/s/ Gary H. Goldschmidt

Gary H. Goldschmidt

Title:	Chief Operating Officer

ACCEPTED AND AGREED TO:

Gateway Trust, on behalf of

Gateway Fund

By:	/s/ David L. Giunta
David L. Giunta
Title:	President and Chief Executive Officer

Date:	July 1, 2021

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